UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):		October 22, 2014 (October 21, 2014)
PACIFIC PREMIER BANCORP, INC.
(Exact name of registrant as specified in its charter)
Delaware	0-22193	33-0743196
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
17901 Von Karman Avenue, Suite 1200, Irvine, CA		92614
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code	(949) 864-8000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.                      ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On October 21, 2014, Pacific Premier Bancorp, Inc., a Delaware corporation (“PPBI”), and its wholly-owned subsidiary, Pacific Premier Bank, a California-chartered bank (“Pacific Premier”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Independence Bank, a California-chartered bank (“IDPK”), pursuant to which Pacific Premier will acquire IDPK.  The proposed acquisition of IDPK is referred to in this Current Report on Form 8-K as the “Merger.”  A copy of the Merger Agreement is included as Exhibit 2.1 to this Current Report on Form 8-K.  A summary of the material terms of the Merger Agreement follows.

Merger Consideration

The consideration payable to IDPK shareholders upon completion of the Merger will include both a cash component and shares of PPBI common stock (“PPBI Common Stock”), which consideration is subject to adjustment in certain circumstances described below.  Upon completion of the Merger, each share of IDPK common stock (“IDPK Common Stock”) issued and outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive the following (the “Merger Consideration):  (1) a cash amount equal to $13.75 per share (the “Per Share Cash Consideration”); or (2) 0.9259 shares of PPBI Common Stock (the “Per Share Stock Consideration”).

The Per Share Stock Consideration is subject to (i) downward adjustment if the average closing price of PPBI Common Stock during the 10 trading day period ending on the fifth business day prior to the effective time of the Merger (the “PPBI Average Share Price”) is equal to or greater than $16.335 and (ii) upward adjustment if the PPBI Average Share Price is less than or equal to $13.365.  To the extent the PPBI Average Share Price is equal to or greater than $16.335, the Per Share Stock Consideration shall adjust down to a number of shares of PPBI Common Stock equal to (X) $15.125 divided by (Y) the PPBI Average Share Price, rounded to the nearest thousandth.  To the extent the PPBI Average Share Price is less than $13.365, the Per Share Stock Consideration shall adjust up to a number of shares of PPBI Common Stock equal to (A) $12.375 divided by (B) the PPBI Average Share Price, rounded to the nearest thousandth.

IDPK shareholders will have the opportunity to elect the form of consideration to be received for all shares of IDPK Common Stock held by them, subject to the allocation procedures set forth in the Merger Agreement which are intended to ensure that 90% of the aggregate value of the Merger Consideration is paid in the form of shares of PPBI Common Stock, with the remaining 10% of the aggregate Merger Consideration to be paid in cash.  Cash will be paid in lieu of any fractional share interest.

IDPK Options and Warrants

Each outstanding stock option to acquire shares of IDPK Common Stock that is vested or unvested that remains outstanding will be canceled in exchange for the right to receive a single lump sum cash payment, unless the exercise price per share of any such stock option is equal to or greater than the Per Share Cash Consideration, in which case such stock option will be canceled without any cash payment being made in respect thereof.

Each holder of an outstanding warrant to acquire shares of IDPK Common Stock will have the option to enter into an agreement with PPBI to have his or her warrant agreement purchased at closing.  The holder of a warrant to acquire shares of IDPK Common Stock that enters into an agreement with PPBI to have his or her warrant agreement purchased will be entitled to receive a single lump sum cash payment, unless the exercise price per share of any such warrant is equal to or greater than the Per Share Cash Consideration, in which case such warrant will be canceled without any cash payment being made in respect thereof.  Any warrant holder who fails to enter into an agreement with PPBI will have his or her warrant assumed by PPBI at the closing of the merger.

Shareholder Agreements

As an inducement for PPBI and Pacific Premier to enter into the Merger Agreement, each director and executive officer of IDPK who owns shares of IDPK Common Stock, reflecting an aggregate of approximately 13.2% of the outstanding IDPK Common Stock, entered into a shareholder agreement with PPBI and IDPK pursuant to which he or she agreed, among other things, to vote all shares of IDPK Common Stock beneficially owned by him or her in favor of adoption and approval of the Merger Agreement and the Merger.  These shareholders also agreed to certain restrictions on their ability to transfer their shares of IDPK Common Stock.  In addition, each director and executive officer of IDPK agreed to refrain from soliciting customers and employees of IDPK for a period of two (2) years following the closing of the Merger.  The form of shareholder agreement is included as Annex A to the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1.

Representations and Warranties

The Merger Agreement contains customary representations and warranties from IDPK, which are qualified by the confidential disclosures provided by IDPK to PPBI, and customary representations and warranties from PPBI and Pacific Premier.

Business Pending the Merger

IDPK is required under the Merger Agreement to conduct its business in the ordinary and usual course consistent with past practice, to use reasonable best efforts to preserve its business organization, keep available the present services of its employees and preserve for itself and PPBI the goodwill of the customers of IDPK and others with whom business relations exist.  The Merger Agreement additionally addresses how the business of IDPK is to be conducted in a number of areas between the signing of the Merger Agreement and the closing of the Merger.

Conditions to the Merger

The consummation of the Merger is subject to a number of conditions, which include:  (1) the approval of the Merger Agreement by IDPK’s shareholders; (2) the approval by PPBI’s shareholders of the issuance of the PPBI Common Stock pursuant to the terms of the Merger Agreement in the Merger; (3) IDPK’s average total deposits,   based on the average balance for the preceding 30 days up to and including the month-end prior to the closing of the Merger must not be less than $310,150,000; (4) as of the day of the closing of the Merger, IDPK’s tangible common equity shall not be less than $47,250,000, after adjustments for certain merger expenses and without any impact from changes in the investment securities portfolio unrealized gain/loss; (5) the receipt of all necessary authorizations, orders and consents of governmental authorities for the Merger, without the imposition of conditions or requirements upon Pacific Premier that are not customary and that would materially reduce the benefits of the Merger; (6) the absence of any regulation, judgment, decree, injunction or other order of a governmental authority which prohibits the consummation of the Merger; (7) the issuance of shares of PPBI Common Stock to IDPK’s shareholders that are registered with the Securities and Exchange Commission (“SEC”) and such shares being approved for listing on the Nasdaq Global Market; (8) dissenting shares of IDPK Common Stock must not represent 10% or more of the outstanding shares of IDPK Common Stock; (9) all representations and warranties made by PPBI and IDPK in the Merger Agreement must remain true and correct, except for certain inaccuracies that would not have, or would not reasonably be expected to have, a material adverse effect; and (10) PPBI and IDPK must have performed their respective obligations under the Merger Agreement in all material respects.

Termination Fee

IDPK must pay PPBI a termination fee in the amount of $3.5 million if the Merger Agreement is terminated under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of fraud or willful breach of the provisions of the Merger Agreement, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding PPBI, Pacific Premier or IDPK, their respective affiliates or their respective businesses.

ITEM 8.01.                      OTHER EVENTS.

On October 22, 2014, PPBI issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.  In addition, PPBI has prepared an investor presentation regarding the Merger, which it expects to use in connection with presentations to analysts and investors.  A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K.  For additional information about the Merger, see Item 1.01 of this Current Report on Form 8-K.

Information contained herein, including Exhibits 99.1 and 99.2, shall not be deemed filed for the purposes of the Securities Exchange Act of 1934, as amended, nor shall such information and Exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Forward Looking Statements

This Current Report on Form 8-K may contain forward-looking statements regarding PPBI, Pacific Premier, IDPK and the Merger.  These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the following factors:  the expected cost savings, synergies and other financial benefits from the acquisition might not be realized within the expected time frames or at all; governmental approval of the Merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; conditions to the closing of the Merger may not be satisfied; the IDPK shareholders may fail to approve the consummation of the Merger and the shareholders of PPBI may not approve the issuance of the PPBI common stock in connection with the Merger.  Annualized, pro forma, projected and estimated numbers in this press release are used for illustrative purposes only, are not forecasts and may not reflect actual results.

PPBI, Pacific Premier and IDPK undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Notice to Shareholders

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed acquisition of IDPK, a registration statement on Form S-4 will be filed with the SEC by PPBI.  The registration statement will contain a joint proxy statement/prospectus to be distributed to the shareholders of IDPK and PPBI in connection with their vote on the acquisition or the issuance of the shares of PPBI Common Stock, respectively.  SHAREHOLDERS OF IDPK AND PPBI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.  The final joint proxy statement/prospectus will be mailed to shareholders of IDPK and PPBI.  Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov.  In addition, documents filed with the SEC by PPBI will be available free of charge by accessing PPBI’s website at www.ppbi.com or by writing PPBI at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention:  Investor Relations, or by writing IDPK at 4524 MacArthur Blvd., Newport Beach, CA 92660, Attention:  Corporate Secretary.

The directors, executive officers and certain other members of management and employees of PPBI may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition.  Information about the directors and executive officers of PPBI is included in the proxy statement for its 2014 annual meeting of PPBI shareholders, which was filed with the SEC on April 16, 2014.  The directors, executive officers and certain other members of management and employees of IDPK may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of IDPK.  Information about the directors and executive officers of IDPK will be included in the joint proxy statement/prospectus for the acquisition of IDPK.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition of IDPK when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

ITEM 9.01.                      FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit
Number
2.1	Agreement and Plan of Reorganization, dated as of October 21, 2014, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and Independence Bank.

99.1	Press release, dated October 22, 2014, announcing the execution of the Merger Agreement.

99.2	Investor Presentation, dated October 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC PREMIER BANCORP, INC.

Dated:	October 22, 2014	By:	/s/ Steven R. Gardner
Steven R. Gardner
President and Chief Executive Officer

EXHIBIT INDEX
Exhibit
Number

2.1	Agreement and Plan of Reorganization, dated as of October 21, 2014, among Pacific Premier Bancorp, Inc., Pacific Premier Bank and Independence Bank.

99.1	Press release, dated October 22, 2014, announcing the execution of the Merger Agreement.

99.2	Investor Presentation, dated October 22, 2014.